Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southern Copper Corporation
Commission File No.: 001-14066

Grupo México Subsidiary, Americas Mining Corporation, Proposes Combining
Operations of Southern Copper and ASARCO under Common Ownership

Offers Southern Copper Stockholders Opportunity to Participate in Future Growth of Combined Enterprise

Mexico City, Mexico – July 23, 2010 – Grupo México, S.A.B. de C.V. today announced that its subsidiary, Americas Mining Corporation, has submitted to the Board of Directors of Southern Copper Corporation (NYSE: SCCO) a non-binding indication of interest for an all-stock business combination of Southern Copper and AMC, in which all public stockholders of Southern Copper would receive common shares of AMC in exchange for their Southern Copper shares.  Through their ownership of AMC shares as a result of the transaction, Southern Copper's public stockholders would have an ownership interest in Southern Copper and in ASARCO, LLC, a wholly-owned subsidiary of AMC.  ASARCO mines and processes primarily copper in the United States. AMC currently owns approximately 80% of Southern Copper's issued and outstanding common shares and would own 100% of Southern Copper after the transaction.

The transaction would be accomplished by merging a newly-created, wholly-owned subsidiary of AMC with and into Southern Copper, with Southern Copper being the surviving entity and becoming a wholly-owned subsidiary of AMC.  In the transaction, all of the public stockholders of Southern Copper would receive 1.237 shares of AMC common stock for each share of Southern Copper common stock held by such stockholders.  The exchange ratio is based on the simple average of Southern Copper closing share prices for the last 30 trading days up to and including July 21, 2010 and assumes an implied equity value of ASARCO of approximately $5.94 billion, and also takes into account, among other things, the remaining approximately $10,983 million Mexican pesos currently outstanding under the credit facility entered into by AMC to fund ASARCO's reorganization plan in December 2009.  As a result of the transaction, the public stockholders would own collectively approximately 16.6% of the AMC common stock, as compared to currently owning approximately 20% of the outstanding Southern Copper common stock.  In connection with the transaction, AMC would become a NYSE-listed, Lima Stock Exchange-listed U.S. SEC registrant.

The transaction would provide Southern Copper's public stockholders the opportunity to participate in the future growth of Southern Copper and ASARCO, which would be enhanced by the synergies and operating efficiencies that can be realized between the two companies under common ownership and management.

A spokesperson for Grupo México stated: "We believe a combination of Southern Copper and ASARCO under common ownership would provide important synergies, including cost reductions in operations and transportation and overhead, and capital expenditure savings which would benefit all stockholders of the combined entity."

AMC's proposal is conditioned on, among other things: the negotiation and execution of a mutually satisfactory definitive merger agreement and related agreements and the satisfaction of the conditions set forth therein; the recommendation of the transaction, the terms thereof and any agreement or agreements relating thereto by a committee of independent directors of Southern Copper to the Southern Copper Board of Directors; approval of the transaction and definitive merger documentation by the Boards of Directors of Southern Copper and Grupo México and by the Board of Directors and sole stockholder of AMC; AMC's satisfaction, in its sole discretion, with the results of its due diligence review of Southern Copper; receipt of any governmental and of existing lender and other third-party consents and approvals; and the absence of a material adverse change in the business, results of operations, financial condition, assets, liabilities and prospects of Southern Copper.

Grupo México understands that Southern Copper's Board will establish a special committee of independent directors to evaluate AMC's proposal on behalf of the public stockholders.

Morgan Stanley is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Grupo México and AMC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction and its investment in Southern Copper, Grupo México and AMC are filing an amended beneficial ownership report on Schedule 13D with the Securities and Exchange Commission.  In addition, AMC and Southern Copper will file an Information Statement/Prospectus with the Securities and Exchange Commission.  Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC's web site at http://www.sec.gov.  Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel.  Free copies of  Southern Copper Corporation's filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.

FORWARD-LOOKING STATEMENTS

Statements in this release that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends.  They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC's ability to enter into definitive agreements with respect to the proposed transaction; AMC's ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC's ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.